July 31, 2012

KfW Bankengruppe, Postfach 111141, 60046 Frankfurt am Main

Ms. Ellie Bavaria

Special Counsel

Office of International Corporate Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	KfW
Federal Republic of Germany Registration Statement under Schedule B
File No. 333-181385
Filed May 14, 2012

Form 18-K for the Fiscal Year Ended December 31, 2011
File No. 33-25769-01
Filed May 10, 2012

Dear Ms. Bavaria:

Set forth below are our responses to your comment letter, dated June 13, 2012, relating to KfW’s Registration Statement under Schedule B (the “Registration Statement”) and Annual Report on Form 18-K for the year ended December 31, 2011 (the “Annual Report”) filed with the Securities and Exchange Commission (the “Commission”) on May 14, 2012 and May 10, 2012, respectively.

In response to certain of the comments made by the staff of the Commission (the “Staff”), KfW is amending its Annual Report by filing Amendment No. 1 on Form 18-K/A to its Annual Report, which will also be incorporated by reference into the Registration Statement, together with this response letter.

For your convenience, we have repeated and numbered each paragraph below to correspond to the numbered comment set forth in the Staff’s comment letter.

KfW Bankengruppe, Palmengartenstraße 5–9, 60325 Frankfurt am Main • Telefon: +49 69 7431-0 • Fax: +49 69 7431-2944 • S.W.I.F.T: KFWIDEFF • www.kfw.de Vorstand: Dr. Ulrich Schröder (Vorsitzender), Dr. Günther Bräunig, Dr. Norbert Kloppenburg, Dr. Edeltraud Leibrock, Bernd Loewen, Dr. Axel Nawrath

Registration Statement under Schedule B

Description of Securities, page 8

1.	You have indicated that you may sell securities that are exchangeable for securities of other issuers. Please advise us of the nature of disclosure regarding the other issuers that will be available at the time of sale of the securities.

KfW has in the past offered, and may in the future contemplate offering, debt securities that are exchangeable for securities of other issuers. To date, KfW has offered exchangeable securities only outside the United States in reliance on Regulation S. While KfW may contemplate offering exchangeable securities under its shelf registration statement in the future, as of the date of this response letter, it has no specific plans to engage in such an offering.

KfW is aware that in the event of an exchangeable debt offering under its shelf registration statement the type and scope of required disclosure to investors on the underlying issuer will depend on whether the underlying securities are restricted or unrestricted, on KfW’s relationship with the issuer as well as on certain other criteria relating to the issuer. For example, a prospectus relating to debt securities exchangeable into unrestricted shares of a non-affiliate issuer would be required to include comprehensive information regarding the issuer of the underlying shares unless such issuer has a class of equity securities registered under Section 12 of the U.S. Securities Exchange Act and either (i) is eligible to offer its securities using Form S-3 or F-3, or (ii) meets the listing criteria that an issuer of the underlying shares would have to meet if the exchangeable security were to be listed on a national securities exchange as an equity-linked security (see Morgan Stanley & Co., Inc. (avail. June 24, 1996)). In the event that KfW plans to sell exchangeable securities under its shelf registration statement, it will evaluate the disclosure regarding the underlying issuer that would be required under the relevant facts and circumstances and include such disclosure in the prospectus relating to the exchangeable securities as appropriate.

Exhibit (d) under Form 18-K

General

2.	Under an appropriately captioned section, please describe various matters that would appear material to investors regarding Germany’s financial and economic outlook, such as volatile energy prices and Germany’s negative population growth rate. Further, please expand upon the material political and economic effects of the ongoing European sovereign debt crisis, including the possibility of future loans to countries and companies, future write downs on such loans, as well as the issuance of Eurobonds.

After careful consideration of the Staff’s comment, KfW respectfully submits that the disclosures regarding Germany’s financial and economic outlook included in its Annual Report adequately address all matters that would appear material to investors. In this regard, KfW respectfully refers the Staff to the disclosure on financial and economic outlook set forth under “The Federal Republic of Germany—Public Finance—Germany’s General Government Deficit/Surplus, the General Government Gross Debt and the Excessive

Deficit Procedure” on page G-32, paragraphs two and three, of Exhibit (d) to its Annual Report as well as under “The Federal Republic of Germany—The Economy—Key Economic Figures” on page G-11, first paragraph, of Exhibit (d) to its Annual Report. With respect to the Staff’s reference to volatile energy prices and Germany’s negative population growth rate, KfW respectfully submits that these trends are not sufficiently material to Germany’s economic outlook in the near term to warrant more extensive discussion than is already provided in the Annual Report. With respect to the effect of volatile energy prices on inflation, KfW respectfully refers the Staff to the discussion of factors affecting the development of Germany’s inflation rate under “Recent Developments—The Federal Republic of Germany—Overview of Key Economic Figures—Inflation Rate,” on page 9 of Exhibit (d) to its Annual Report and under “The Federal Republic of Germany—The Economy—Key Economic Figures” on page G-10, last paragraph, of Exhibit (d) to its Annual Report. Reference to the expected impact of demographic changes on future growth potential and related policy initiatives of Germany is made under “The Federal Republic of Germany—The Economy—Economic Policy—Current Policy Initiatives” on page G-13, second paragraph, of Exhibit (d) to its Annual Report.

KfW acknowledges, however, that it may be helpful for investors to be able to find information on the various matters that could appear material regarding Germany’s financial and economic outlook in a separately captioned section. In light of the Staff’s comment, KfW will therefore consider including an overview section, which would summarize the most important matters currently set forth in different places in the disclosure on the Federal Republic of Germany, in KfW’s next annual report on Form 18-K, which is to be filed for the year ended December 31, 2012.

With respect to material political and economic effects of the ongoing European sovereign debt crisis, KfW respectfully submits that all matters that would currently appear material to investors in its debt securities can be found in its Annual Report. In this regard, KfW respectfully refers the Staff to the disclosure on financial outlook (including the effect of Germany’s participation in the stabilization measures for certain euro area member states) referenced above as well as the extensive discussion of current and expected developments with respect to the ongoing crisis set forth under “The Federal Republic of Germany—The European Union and European Integration—Response to the European Sovereign Debt Crisis” on pages G-6 through G-8 of Exhibit (d) to its Annual Report as well as under “The Federal Republic of Germany—Monetary and Financial System—Policy Responses to the Global Economic and Financial Crisis—Policy Responses by the Federal Republic” and “—Policy Responses at the EU Level” on pages G-27 through G-29 of Exhibit (d) to its Annual Report.

KfW generally only includes information on Germany’s current economic and financial trends and other important developments affecting Germany, including current and expected developments with respect to the ongoing European sovereign debt crisis, in its disclosure to the extent that reliable and meaningful statements can be made on such matters (e.g., based on public official sources, such as official statements, formal proposals and final decisions by relevant official bodies and decision-makers or public official documents). To the extent that new information becomes available on matters that could be considered important to investors, KfW provides disclosure updates on Form 18-K/A, which are incorporated by reference into the Registration Statement. In this context, KfW has decided to include an update on certain recent developments regarding the Federal Republic of Germany in its Amendment No. 1 on Form 18-K/A to its Annual Report that is being filed together with this response letter. Please see page 3 of KfW’s Amendment No. 1 on Form 18-K/A to its Annual Report.

As a general matter, KfW provides disclosure updates on Germany’s current economic and financial trends and other important developments affecting Germany, including current and expected developments with respect to the ongoing European sovereign debt crisis, in connection with quarterly updates of certain financial information regarding KfW itself. However, KfW has also historically provided, and intends to continue to provide if it so deems necessary, important disclosure updates outside the quarterly filing cycle (see, e.g., most recently Form 18-K/A filed on December 21, 2011) and will provide disclosure on any material developments in connection with any takedowns of debt securities registered by the Registration Statement through future filings with the Commission on Form 18-K or Form 18-K/A that will be incorporated by reference in the Registration Statement.

3.	Under an appropriately captioned section, please provide the following information:

•	A statement whether KfW has entered into derivatives for trading purposes.

•	A statement whether KfW has facilitated the purchase of derivatives on behalf of any entity other than KfW.

•	A statement that describes the purpose and categories that comprise “other derivatives,” noted throughout Exhibit (d).

•	Include a table that contains the following information:

•	KfW’s derivatives designed as hedging instruments, including subcategories such as interest rate contracts and foreign exchange contracts.

•	KfW’s derivatives not designed as hedging instruments, including subcategories.

•	Customer accommodation, trading and other free-standing derivatives, including subcategories.

•	Any other information necessary to understand KfW’s risk exposures.

•	Total derivatives before netting.

•	Total derivatives after netting.

For each category, detail the notional value as well as the fair value of asset derivatives and liability derivatives for the most recent year and the two preceding years. Include any other information necessary to understand KfW’s risk exposures.

In response to the Staff’s comment, KfW respectfully submits that its Annual Report includes all relevant information on KfW’s derivatives portfolio and activities that is necessary for an investor’s understanding of KfW’s related risk exposures.

KfW acknowledges, however, that it may be helpful for investors to be provided with a tabular overview of KfW’s derivatives exposure and certain other derivatives-related information along the lines requested by the Staff in a separately captioned section. KfW has, therefore, prepared disclosure in response to the Staff’s comment, which it has included in its Annual Report as a new sub-section under “KfW—Business—Capital Markets” in Exhibit (d). Please see pages 5 through 7 of KfW’s Amendment No. 1 on Form 18-K/A to its Annual Report.

Capital Markets, page 28

4.	Briefly explain why no transactions were concluded under the synthetic securitization programs.

In response to the Staff’s comment, KfW has prepared disclosure providing an explanation for the lack of synthetic securities transactions in recent years, which it has included in its Annual Report under “KfW—Business—Capital Markets—Synthetic Securitization Programs” in Exhibit (d) as a new second paragraph. Please see page 4 of KfW’s Amendment No. 1 on Form 18-K/A to its Annual Report.

5.	The nature and extent of the relationship between IKB and KfW is unclear. Please expand upon the explanation, including quantifiable information where relevant. If applicable, describe the relationship between IKB and KfW before the financial crisis.

After careful consideration of the Staff’s comment, KfW respectfully submits that the level of detail provided on the relationship between IKB and KfW under “KfW—Business—Capital Markets—Asset Management—Liquidation Portfolios” on page 34 of Exhibit (d) to its Annual Report is appropriate in light of the current significance of such relationship and its impact on KfW’s financial condition and results of operations for the year ended December 31, 2011. In particular, the disclosure contained in the Annual Report makes reference to the fact that KfW historically held a stake in IKB. The disclosure further notes that, as a result of the crisis in the U.S. subprime market, KfW provided substantial support and risk protection measures to IKB in 2007 and 2008, some of which are still in place. However, KfW does not believe that any additional disclosure on the nature and extent of its historical relationship with IKB would be material to investors at this point in time. In prior years (especially in 2007, 2008 and 2009), KfW reported extensively and regularly in its annual reports on Form 18-K, as amended, on the IKB situation and its effects on KfW as matters evolved. In recent years, KfW has consciously reduced the level of detail provided in its annual reports on Form 18-K with respect to its relationship with IKB, reflecting the gradually decreasing importance of this relationship to KfW’s financial condition and results of operations following the support and risk protection measures provided by KfW to IKB. In this regard, KfW respectfully directs the Staff to the relevant disclosure set forth in Exhibit (d) to its annual reports on Form 18-K for the years ended December 31, 2007 (see pages 22 through 25, pages 36 and 37, page 45, page 56, and pages 79 and 80 of such report), 2008 (see pages 28 through 30, page 43, page 68, and pages 91 and 92 of such report), 2009 (see page 36 and pages 88 and page 89 of such report) and 2010 (see page 31 and pages 89 and 90 of such report).

Management and Employees, page 37

6.	Provide a brief biographical description of each Executive Board member.

In response to the Staff’s comment, KfW has prepared a biographical description for each Executive Board Member, which it has included in its Annual Report under “KfW—Management and Employees—Executive Board” of Exhibit (d). Please see pages 8 and 9 of KfW’s Amendment No. 1 on Form 18-K/A to its Annual Report.

Hedging relationships, page 94

7.	We note that “[f]urther derivative financial instruments are also used to hedge risks, but their resultant hedge effect is not reflected in the accounts.” Please describe why the resultant hedge effect is not reflected in the accounts.

KfW Bankengruppe generally enters into derivatives transactions to economically hedge interest rate and currency risks in connection with its financing and funding activities. Economic hedging relationships that fulfill certain criteria under IFRS are accounted for by using hedge accounting or the fair value option. In these cases, the hedged instrument is measured at fair value (in the case of hedge accounting the fair value measurement relates only to the hedged risk) and changes in fair value are reflected in KfW Bankengruppe’s consolidated income statement. If the hedging relationship is economically effective, these changes in the fair value of the hedged instrument are substantially offset by fair value movements in the hedging instrument, which are also reflected in KfW’s consolidated income statement. Accordingly, to the extent that KfW Bankengruppe’s hedging relationships qualify for hedge accounting or the fair value option, their economic risk mitigating effect, or hedge effect, leads to offsetting fair value gains and losses of the hedged instruments and the hedging instruments in KfW Bankengruppe’s consolidated financial statements.

Some economic hedging relationships entered into by KfW Bankengruppe, including those involving the “further derivative financial instruments” referenced in the Staff’s comment, however, do not qualify for hedge accounting or the fair value option under IFRS. In these cases, only the fair value changes in the hedging instrument are recognized in KfW Bankengruppe’s consolidated income statement, whereas fair value changes in the hedged instrument are not. As a result, the economic risk-mitigating effect of such hedging relationships is not reflected in KfW Bankengruppe’s consolidated financial statements. In fact, the accounting treatment of hedging relationships that do not qualify for hedge accounting or the fair value option may result in period to period volatility of KfW Bankengruppe’s consolidated income statement even though the hedge is economically effective.

KfW intends to clarify its footnote disclosure with respect to the accounting treatment of the “further derivative financial instruments” referenced in the Staff’s comment in connection with the preparation of its next annual report on Form 18-K, which is to be filed for the year ended December 31, 2012.

The Federal Republic of Germany, page G-1

8.	Please include a map of the country, with a smaller map illustrating its location with respect to neighboring countries.

In response to the Staff’s comment, KfW has included a map in its Annual Report at the beginning of the section “The Federal Republic of Germany—General” of Exhibit (d). Please see page 10 of KfW’s Amendment No. 1 on Form 18-K/A to its Annual Report.

9.	Please provide demographic information for Germany, including population growth rate and age distribution.

In response to the Staff’s comment, KfW has prepared demographic information, which it has included in its Annual Report under “The Federal Republic of Germany—General—Area, Location and Population” of Exhibit (d). Please see page 11 of KfW’s Amendment No. 1 on Form 18-K/A to its Annual Report.

*    *    *

We believe that our responses and amendments to our Annual Report address the Staff’s comments. If the Staff has any questions concerning this letter or requires further assistance, please do not hesitate to contact Dr Frank Czichowski, KfW, at +49(69)7431 2165 or Krystian Czerniecki, Sullivan & Cromwell LLP, at +33(1)7304 5880.

In connection with responding to comments raised by the Staff KfW hereby acknowledges that:

•	KfW is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	KfW may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ HORST SEISSINGER
Horst Seissinger
First Vice President

/s/ JÜRGEN KÖSTNER
Jürgen Köstner
Vice President

cc:	Krystian Czerniecki, Esq. Sullivan & Cromwell LLP